

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

William Angrick
Chairman of the Board of Directors and Chief Executive Officer
Liquidity Services, Inc.
6931 Arlington Road, Suite 200
Bethesda, MD 20814

      Re: Liquidity Services, Inc.
          Form 10-K for Fiscal Year Ended September 30, 2021
          Filed December 9, 2021
          Item 2.02 Form 8-K dated February 3, 2022
          File No. 000-51813

Dear Mr. Angrick:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Technology and operations, page 38

1.   Your technology expenses consist of the cost of technical staff to develop, deploy and maintain your marketplaces, the cost to develop and upgrade the software systems that support your operations, and certain costs associated with your e-commerce platform. Please tell us in detail the nature of each type of cost included in technology expenses and provide a breakout that separately quantifies each type of cost. Also, tell us in detail and disclose in your footnotes how you determined that none of these costs should be presented in cost of revenue. Refer to Rule 5-03.2 of Regulation S-X. You also present and discuss changes in your consolidated and segment gross profit/gross profit margin amounts in your management's discussion and analysis section and in your Item 2.02 Forms 8-K. If consolidated gross profit is not fully burdened and thus not a GAAP

amount, also relabel both the consolidated and segment gross profit/gross profit margin amounts to reflect that they are adjusted and include the disclosures required by Item 10(e) of Regulation S-K, when the consolidated amounts are presented outside of the segment footnote. Refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Financial Statements
Consolidated Statements of Operations, page 56

2.   Please retitle the revenue line item to better reflect what it actually represents, since it only appears to represent a portion of your total revenue.

Item 2.02 Form 8-K dated February 3, 2022

Exhibit 99.1
Business Outlook, page 5

3.   Please provide quantitative reconciliations for your forward-looking non-GAAP financial measures to the comparable GAAP measures. If the GAAP measure is not accessible on a forward-looking basis, disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, identify the specific information that is unavailable and disclose its probable significance. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Section II.B.2 of SEC Release No. 33-8176.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 552-3335 or Rufus Decker at (202) 552-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services